# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENVERIC BIOSCIENCES, INC., CIK 0000890821
CUSIP: 29405E505
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 245 First Street, Riverview II, 18th Flo, Cambridge, Massachusetts (MA), s02142
Date of event which requires filing of this statement: 12/09/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001982476

## Reporting persons
- Braeden Lichti: type of reporting person: partnership (PN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Lichti is, as of the date of this Amendment No. 1 to Schedule 13G ("Amendment No. 1"), the Manager of Northstrive Fund II LP. As of December 9, 2025, (please refer to Item 4 of this Amendment No. 1, below, for additional detail in relation to this date), the Reporting Person(s) are no longer beneficial owners or no longer deemed to be beneficial owners of any shares of Common Stock of Enveric Biosciences, Inc. (the "Issuer").
- Northstrive Fund II LP: type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Lichti is, as of the date of this Amendment No.1, the Manager of Northstrive Fund II LP. As of December 9, 2025, (please refer to Item 4 of this Amendment No. 1, below, for additional detail in relation to this date), the Reporting Person(s) are no longer beneficial owners or no longer deemed to be beneficial owners of any shares of Common Stock of the Issuer.

## Item 1. Issuer
Name of issuer: ENVERIC BIOSCIENCES, INC.
Address of issuer's principal executive offices: 245 First Street, Riverview II, 18th Floor, Cambridge, MA 02142

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Braeden Lichti ("Mr. Lichti"); and

(ii) Northstrive Fund II LP.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."
Address of principal business office or, if none, residence:
120 Newport Center Drive, Suite 250
Newport Beach, CA 92660
Citizenship: Mr. Lichti is a citizen of Canada. Northstrive Fund II LP is a Delaware corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements the Schedule 13G originally filed with the U.S. Securities and Exchange Commission on December 5, 2025 (the "Original Schedule 13G").

This Amendment No. 1 relates to the Common Stock of the Issuer, owned by the Reporting Persons and is the final amendment to the Original Schedule 13G and an exit filing for the Reporting Persons.
Percent of class:
Braeden Lichti: 0%
Northstrive Fund II LP: 0%
Sole power to vote or to direct the vote:
Northstrive Fund II LP: 0

Braeden Lichti: 0
Shared power to vote or to direct the vote:
Northstrive Fund II LP: 0

Braeden Lichti: 0
Sole power to dispose or to direct the disposition:
Northstrive Fund II LP: 0

Braeden Lichti: 0
Shared power to dispose or to direct the disposition:
Northstrive Fund II LP: 0

Braeden Lichti: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Braeden Lichti: /s/ Braeden Lichti, Braeden Lichti (12/10/2025)
- Northstrive Fund II LP: /s/ Braeden Lichti, Braeden Lichti, Manager (12/10/2025)